Micromem Re-files Financial Statements and MD&A

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 55,332,187 Common Shares
SEC File No: 0-26005

Toronto, Ontario: June 24, 2004 - Micromem Technologies Inc. announced today that it has revised and re-filed the following financial statements and Management's Discussion and Analyses on SEDAR:

i. Financial statements and Management's Discussion and Analysis for the 3, 6 and 9-month periods ended January 31, 2003, April 30, 2003 and July 31, 2003, respectively;

ii. Management's Discussion and Analysis for the fiscal year ended October 31, 2003; and

iii. Financial statements and Management's Discussion and Analysis for the interim period ended January 31, 2004.

The re-filing of the above noted financial statements and MD&A was undertaken pursuant to comments arising from a continuous disclosure review conducted by the Ontario Securities Commission.

The revisions include corrections to references to the Corporation's functional currency. The Corporation's functional currency has, for all periods reported, been the US$. While the Corporation's first, second and third quarter 2003 financial statements indicated that the functional currency had been changed to CDN$, this was in fact not the situation and only the Corporation's reporting currency was changed from US$ to CDN$ for those periods. The Corporation had closed its operations in the United States and outsourced its research to a third party by October 31, 2002. Although the substantial majority of the Corporation's expenses in 2003 were denominated in CDN$ the determination of functional currency is a matter of judgment and through the consideration of relevant factors it was determined that the functional currency of the Corporation should continue to be the US$ continuously throughout 2003 and to date through 2004. Accordingly, the Corporation has re-filed the financial statements and Management's Discussion and Analysis for the interim periods ended January 31, 2003, April 30, 2003 and July 31, 2003 using the US$ as both the functional and reporting currency.

The Corporation has also revised its Management's Discussion and Analysis for the 2003 fiscal year to provide more substantive discussions on the business of the Corporation, liquidity and capital resources and applicable risk factors to assist in analyzing the financial statements.

The Corporation has revised its financial statements and Management's Discussion and Analysis for the three months ended January 31, 2004 to correct an error on the balance sheet with respect to the number of shares issued at January 31, 2004, and to include notes to the statements. The

Corporation has also included a column listing cumulative balances from inception in the statements of operations and deficit and the statement of cash flows.

Information

For further information, please contact Joseph Fuda, President and C.E.O., at tel. 1-877-388-8930.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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